UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2021

Commission File Number: 001-40106

4D pharma plc

(Translation of Registrant’s name into English)

5th Floor, 9 Bond Court

Leeds

LS1 2JZ

United Kingdom

Tel: +44 (0) 113 895 013

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Announcement of $30 Million Credit Facility with Oxford Finance

On July 26, 2021, 4D pharma plc (the “Company”) issued a press release to announce the closing of a senior secured credit facility for up to $30.0 million with Oxford Finance LLC, a specialty finance firm that provides senior debt to life sciences and healthcare services companies.

This financing provides the Company with up to $30 million of cash in three tranches: an initial tranche of $12.5 million at closing, with the remaining $7.5 million and $10 million tranches dependent on the achievement of certain milestones. The facility will require Company to make monthly interest-only payments through to September 1, 2023, or, subject to the achievement of development milestones, September 1, 2024.

The Company has also granted Oxford Finance a warrant, exercisable for five years from today, to subscribe for 212,568 new ordinary shares in the Company at $1.18 per share. Further warrants will be granted to Oxford Finance as further tranches are drawn down.

A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

4D pharma plc

Date: August 2, 2021	/s/ Duncan Peyton
Duncan Peyton
Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Exhibit Title

99.1	Press Release, dated July 29, 2021.